Exhibit 11

$ 300,000	March 30, 2005

NOTE

FOR VALUE RECEIVED, MetaMorphix, Inc., a Delaware corporation (the “Company”), promises to pay to the order of Gerald R. Forsythe (the “Payee’), at its principal office, on the earlier of (i) March 31, 2006, (ii) the receipt by the Company at any time after the date hereof of any milestone payment from Monsanto relating to dairy cattle or proceeds of not less than $1,000,000 from any debt or equity financing (the “Maturity Date”) the principal sum of ($300,000) Three Hundred Thousand Dollars (the “Principal Amount”), in lawful money of the United States.

1.                Interest.  Interest on the Principal Amount shall accrue at the rate of twelve percent (12%) per annum payable on the Maturity Date.

2.                Waivers.  Payee hereby waivers presentment, demand for performance, notice of non-performance, protest, notice of protest, notice of dishonor, and all other notices, demands and formalities whatsoever in connection with this Note.

3.                Conversion into Subsequent Financing.  In the event that the Company offers a private placement of its debt or equity securities (a “Subsequent Financing”), the Payee shall have the right to convert all or any portion of the outstanding Principal Amount and accrued interest thereon into an investment in the securities sold in the Subsequent Financing.  The Payee’s investment in the Subsequent Financing shall be on the same terms and conditions as the other investors in the Subsequent Financing.

4.                Applicable Law.  This Note will be governed and construed in accordance with the laws of the State of Delaware, without reference to its choice-of-law rules.

METAMORPHIX, INC.

By:
Edwin Quattlebaum, Chief Executive Officer